Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2025

The discussion below reflects the third quarter 2025 consolidated financial results of Costamare Bulkers Holdings Limited (“Costamare Bulkers”). No comparative figures are presented for the prior period, as Costamare Bulkers had no operations during that time and all amounts would have been nil.

During the three-month period ended September 30, 2025, we had an average of 35.5 vessels in our owned fleet. Furthermore, during the three-month period ended September 30, 2025, we chartered-in an average of 44.7 third-party dry bulk vessels.

During the three-month period ended September 30, 2025, we acquired and accepted delivery of the secondhand dry bulk vessels Imperator and Gorgo with an aggregate DWT capacity of 252,885, and we sold the vessels Acuity, Verity, Bernis, Equity, Pythias and Gorgo with an aggregate DWT capacity of 281,897.

During the three-month period ended September 30, 2025, our fleet ownership days totaled 3,270. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

Three-month period ended September 30,
(Expressed in millions of U.S. dollars, except percentages)	2025
Voyage revenue	$158.8
Voyage revenue – related parties	64.1
Total voyage revenue	222.9
Voyage expenses	(65.8)
Charter-in hire expenses	(117.4)
Voyage expenses – related parties	(3.0)
Vessels’ operating expenses	(19.3)
General and administrative expenses	(3.3)
Management and agency fees – related parties	(6.5)
General and administrative expenses – non-cash component	(0.9)
Amortization of dry-docking and special survey costs	(1.7)
Depreciation	(9.3)
Loss on sale of vessels	(3.8)
Loss on vessel held for sale	(1.1)
Foreign exchange losses	(0.2)
Interest income	1.0
Interest and finance costs	(3.2)
Other, net	0.5
Gain on derivative instruments, net	18.5
Net Income	$7.4

Three-month period ended September 30,
(Expressed in millions of U.S. dollars, except percentages)	2025
Total voyage revenue	$222.9
Accrued charter revenue	-
Total voyage revenue adjusted on a cash basis (1)	$222.9

Vessels’ operational data

Three-month period ended September 30, 2025
Average number of vessels(2)	35.5
Ownership days(2)	3,270
Number of vessels under dry-docking and special survey(2)	-

(1) Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Total voyage revenue adjusted on a cash basis.

(2) Vessels in our owned fleet.

Total Voyage Revenue

Total voyage revenue was $222.9 million during the three-month period ended September 30, 2025, and mainly includes voyage revenue earned by the charter-out activities of both owned and chartered-in vessels and contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties.

Voyage Expenses

Voyage expenses were $65.8 million for the three-month period ended September 30, 2025. Voyage expenses mainly include (i) fuel consumption, (ii) third-party commissions, (iii) port expenses, (iv) canal tolls and (v) EUAs and Fuel EU Maritime expenses; however, a significant portion of EUAs and Fuel EU Maritime expenses are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the net expenses impact.

Charter-in Hire Expenses

Charter-in hire expenses were $117.4 million for the three-month period ended September 30, 2025, relating to the chartering-in of third-party dry bulk vessels.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.0 million for the three-month period ended September 30, 2025. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent. This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses were $19.3 million during the three-month period ended September 30, 2025. Daily vessels’ operating expenses were $5,899 for the three-month period ended September 30, 2025. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.3 million during the three-month period ended September 30, 2025 and include an amount of $0.7 million that was paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $3.9 million during the three-month period ended September 30, 2025. The amounts charged by our related party managers include amounts paid to third party managers of $0.8 million for the three-month period ended September 30, 2025. Furthermore, during the three-month period ended September 30, 2025, agency fees of $2.6 million, in aggregate, were charged by four related agents.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2025 amounted to $0.9 million, representing the value of the shares issued to a related service provider on September 30, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.7 million during the three-month period ended September 30, 2025. During the three-month period ended September 30, 2025, no vessel underwent her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month period ended September 30, 2025 was $9.3 million.

Loss on Sale of Vessels

During the three-month period ended September 30, 2025, we recorded an aggregate loss of $3.8 million from the sale of the dry bulk vessels Acuity, Verity, Equity and Gorgo. Furthermore, we delivered to their new owners the dry-bulk vessels Pythias and Bernis (both vessels were classified as vessels held for sale during the second quarter of 2025).

Loss on Vessel Held for Sale

During the three-month period ended September 30, 2025, the dry bulk vessel Parity was classified as vessel held for sale and we recorded a loss on vessel held for sale of $1.1 million, which resulted from its estimated fair value measurement less costs to sell.

Interest Income

Interest income amounted to $1.0 million for the three-month period ended September 30, 2025.

Interest and Finance Costs

Interest and finance costs were $3.2 million during the three-month period ended September 30, 2025. Interest and finance costs include mainly interest expense on our bank loans, amortization of deferred financing costs and bank charges.

Gain on Derivative Instruments, net

As of September 30, 2025, we hold derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of operations.

As of September 30, 2025, the fair value of these instruments, in aggregate, amounted to a net liability of $1.5 million. During the three-month period ended September 30, 2025, the change in the fair value (fair value as of September 30, 2025 compared to fair value as of June 30, 2025) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the period, resulted in a net gain of $18.5 million, which has been included in Gain on Derivative Instruments, net.

Cash Flows

Three-month period ended September 30, 2025

Condensed cash flows
(Expressed in millions of U.S. dollars)	Three-month period ended September 30, 2025
Net Cash Provided by Operating Activities	$31.9
Net Cash Provided by Investing Activities	$29.3
Net Cash Used in Financing Activities	$(7.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2025 was $31.9 million. Net cash flows are mainly affected by (i) the working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), (ii) the net cash from operations, (iii) the dry-docking and special survey costs and (iv) the interest payments (including interest derivatives net receipts).

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $29.3 million in the three-month period ended September 30, 2025, which mainly consisted of proceeds we received from the sale of the dry bulk vessels Acuity, Verity, Bernis, Equity, Pythias and Gorgo; partly offset by (i) the payments for the acquisition of the secondhand dry bulk vessels Gorgo and Imperator and (ii) payments for upgrades for certain of our dry bulk vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $7.8 million in the three-month period ended September 30, 2025, which mainly consisted of $7.7 million net payments relating to our debt financing agreements (including proceeds of $15.3 million we received from one debt financing agreement).

Liquidity

Cash and cash equivalents

As of September 30, 2025, we had Cash and cash equivalents (including restricted cash) of $184.5 million and $21.3 million in margin deposits in relation to our FFAs, bunker swaps and EUA futures. Including the $84.7 million of available undrawn funds from our hunting license facility, our total liquidity as of September 30, 2025 was approximately $290.5 million.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

Owned Vessels Fleet List

The table below provides information about our owned fleet as of November 13, 2025.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	MIRACLE	2011	180,643
3	PROSPER	2012	179,895
4	DORADO	2011	179,842
5	MAGNES	2011	179,546
6	IMPERATOR	2012	176,387
7	ENNA	2011	175,975
8	AEOLIAN	2012	83,478
9	GRENETA	2010	82,166
10	HYDRUS	2011	81,601
11	PHOENIX	2012	81,569
12	BUILDER	2012	81,541
13	FARMER	2012	81,541
14	SAUVAN	2010	79,700
15	MERCHIA	2015	63,585
16	DAWN	2018	63,561
17	SEABIRD	2016	63,553
18	ORION	2015	63,473
19	DAMON	2012	63,301
20	ARYA	2013	61,424
21	ALWINE	2014	61,090
22	AUGUST	2015	61,090
23	ATHENA	2012	58,018
24	ERACLE	2012	58,018
25	NORMA	2010	58,018
26	CURACAO	2011	57,937
27	URUGUAY	2011	57,937
28	SERENA	2010	57,266
29	LIBRA	2010	56,701
30	CLARA	2008	56,557
31	BERMONDI	2009	55,469

Chartered-In Vessels Fleet List

The table below provides information about our chartered-in fleet as of November 13, 2025.

	Vessel Name	Year Built	Capacity (DWT)	Earliest Redelivery to Owners
1	SHANDONG MIGHTINESS	2021	210,896	September 2026
2	SHANDONG MISSION (i)	2021	210,800	November 2026
3	SHANDONG RENAISSANCE (i)	2022	210,800	December 2026
4	CAPE PROTEUS	2011	180,585	January 2026
5	MILDRED	2011	179,678	February 2026
6	NAVIOS LUZ (iii)	2010	179,144	December 2025
7	MILESTONE	2010	176,354	February 2026
8	GRAMPUS CHARM	2013	82,937	December 2025
9	NAVIOS LIBRA (ii)	2019	82,011	January 2026
10	NAVIOS CITRINE (ii)	2017	81,626	January 2026
11	AOM BIANCA (iii)	2017	81,600	December 2025
12	GEORGITSI (ii)	2012	81,309	September 2026

(i)	Time-chartered out to a large extent for the remaining charter-in period.
(ii)	Time-chartered out for the whole remaining charter-in period.
(iii)	To be redelivered upon completion of her current voyage within Q4 2025.

Chartered-In Newbuilding Vessels

	Vessel	Capacity (DWT)	Estimated Delivery
1	Newbuilding 1	81,800	Q2 2026
2	Newbuilding 2	82,400	Q2 2027 – Q1 2028

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Statement of Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2024	2025	2024	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$-	$265,979	$-	$158,768
Voyage revenue – related parties	-	112,761	-	64,106
Total voyage revenue	-	378,740	-	222,874

EXPENSES:
Voyage expenses	-	(116,201)	-	(65,781)
Charter-in hire expenses	-	(192,144)	-	(117,377)
Voyage expenses – related parties	-	(5,237)	-	(3,009)
Vessels’ operating expenses	-	(38,791)	-	(19,291)
General and administrative expenses	-	(5,470)	-	(3,311)
Management and agency fees – related parties	-	(13,174)	-	(6,484)
General and administrative expenses – non-cash component	-	(1,192)	-	(869)
Amortization of dry-docking and special survey costs	-	(3,557)	-	(1,724)
Depreciation	-	(19,216)	-	(9,330)
Loss on sale of vessels	-	(10,399)	-	(3,830)
Loss on vessel held for sale	-	(1,058)	-	(1,058)
Foreign exchange losses	-	(248)	-	(252)
Operating loss	$-	$(27,947)	$-	$(9,442)

OTHER INCOME / (EXPENSES):
Interest income	$-	$1,797	$-	$1,019
Interest and finance costs	-	(6,905)	-	(3,230)
Other, net	-	631	-	516
Gain on derivative instruments, net	-	13,263	-	18,491
Total other income, net	$-	$8,786	$-	$16,796
Net income/ (loss)	$-	$(19,161)	$-	$7,354

Earnings / (Losses) per common share, basic and diluted	$-	$(1.39)	$-	$0.30
Weighted average number of shares, basic and diluted	-	13,754,628	-	24,241,640

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2024	As of September 30, 2025
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$4	$180,807
Margin deposits	-	21,270
Accounts receivable	2	32,278
Inventories	-	32,559
Due from related parties	-	6,148
Insurance claims receivable	-	3,918
Vessels held for sale	-	11,250
Prepayments and other	-	26,120
Total current assets	$6	$314,350
FIXED ASSETS, NET:
Vessels and advances, net	$-	$574,290
Total fixed assets, net	$-	$574,290
NON-CURRENT ASSETS:
Deferred charges, net	$-	$17,431
Operating leases, right-of-use assets	-	151,449
Accounts receivable, non-current	-	4,235
Due from related parties, non-current	-	1,050
Restricted cash	2,100	3,650
Fair value of derivatives, non-current	-	107
Total assets	$2,106	$1,066,562
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$-	$15,013
Operating lease liabilities, current portion	-	136,806
Accounts payable	-	24,984
Due to related parties	2,100	15,756
Accrued liabilities	-	12,958
Unearned revenue	-	18,105
Fair value of derivatives	-	1,596
Other current liabilities	-	4,598
Total current liabilities	$2,100	$229,816
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	$-	$144,306
Operating lease liabilities, non-current portion	-	8,931
Other non-current liabilities	-	603
Total non-current liabilities	$-	$153,840
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Common stock	$-	$2
Additional paid-in capital	-	702,059
Retained earnings / (Accumulated deficit)	6	(19,155)
Total stockholders’ equity	6	682,906
Total liabilities and stockholders’ equity	$2,106	$1,066,562

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-out Statements of Operations1

(Expressed in thousands of U.S. dollars)	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
REVENUES:	(Unaudited)	(Unaudited)
Voyage revenue	$759,876	$239,719
Voyage revenue – related parties	111,128	87,683
Total voyage revenue	871,004	327,402

EXPENSES:
Voyage expenses	(255,367)	(107,383)
Charter-in hire expenses	(521,431)	(166,506)
Voyage expenses-related parties	(5,585)	(3,765)
Vessels’ operating expenses	(61,805)	(27,165)
General and administrative expenses	(11,045)	(10,832)
General and administrative expenses – related parties	(2,320)	(528)
Management and agency fees - related parties	(23,839)	(10,760)
Amortization of dry-docking and special survey costs	(4,585)	(2,337)
Depreciation	(27,586)	(14,044)
Gain / (loss) on sale of vessels, net	3,348	(4,669)
Loss on vessels held for sale	-	(1,579)
Vessel’s impairment loss	-	(179)
Foreign exchange gains	153	219
Operating loss	(39,058)	(22,126)
OTHER INCOME / (EXPENSES):
Interest income	1,346	236
Interest and finance costs, net	(17,839)	(7,313)
Interest expense – related parties	(540)	(815)
Other, net	944	(47)
Gain / (loss) on derivative instruments, net	22,357	(710)
Total other income / (expenses), net	6,268	(8,649)
Net loss	$(32,790)	$(30,775)

1 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-out Balance Sheet2

(Expressed in thousands of U.S. dollars)	December 31, 2024
ASSETS	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$49,858
Restricted cash	941
Margin deposits	45,221
Accounts receivable, net	39,648
Inventories	44,500
Due from related parties	7,014
Fair value of derivatives	197
Insurance claims receivable	2,842
Prepayments and other assets	49,796
Total current assets	240,017
FIXED ASSETS, NET:
Vessels and advances, net	671,844
Total fixed assets, net	671,844
OTHER NON-CURRENT ASSETS:
Accounts receivable, net, non-current	1,610
Deferred charges, net	19,119
Due from related parties, non-current	1,050
Fair value of derivatives, non-current	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total assets	$1,240,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$30,505
Related party loans	85,000
Accounts payable	41,477
Due to related parties	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,906
Unearned revenue	22,911
Fair value of derivatives	14,465
Other current liabilities	3,902
Total current liabilities	420,657
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion	5,174
Total non-current liabilities	398,322
COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS’ EQUITY:
Common shares	250
Additional paid-in capital	207,284
Net Parent Investment	312,546
Accumulated deficit	(98,061)
Total shareholders’ equity	422,019
Total liabilities and shareholders’ equity	$1,240,998

2 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Nine-month period ended September 30, 2025	Three-month period ended September 30, 2025
Voyage revenue	$265,979	$158,768
Voyage revenue – related parties	$112,761	$64,106
Total voyage revenue	$378,740	$222,874
Accrued charter revenue (1)	$2	$1
Total voyage revenue adjusted on a cash basis (2)	$378,742	$222,875
Adjusted Net Income / (Loss) (3)	$(10,423)	$5,361
Weighted Average number of shares	13,754,628	24,241,640
Adjusted Earnings / (Losses) per share (3)	$(0.76)	$0.22
Net Income / (Loss)	$(19,161)	$7,354
Weighted Average number of shares	13,754,628	24,241,640
Earnings / (Losses) per share	$(1.39)	$0.30

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized during the period on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3) Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are non-GAAP measures. Refer to the reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income / (Loss) and (iii) Adjusted Earnings / (Losses) per Share.

Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share

	Nine-month period ended September 30,	Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2025
Net Income / (Loss)	$(19,161)	$7,354
Accrued charter revenue	2	1
Deferred charter-in expense	145	91
General and administrative expenses - non-cash component	1,192	869
Loss on sale of vessels	10,399	3,830
Loss on vessel held for sale	1,058	1,058
Non-recurring, non-cash write-off of loan deferred financing costs	274	157
Gain on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(4,332)	(7,999)
Adjusted Net Income / (Loss)	$(10,423)	$5,361
Adjusted Earnings / (Losses) per Share	$(0.76)	$0.22
Weighted average number of shares	13,754,628	24,241,640

Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share represent Net Income / (Loss) before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, loss on vessel held for sale, loss on sale of vessels, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component and gain on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share generally eliminates the effects of the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Income / (Loss) are reflected as deductions to Adjusted Net Income / (Loss). Charges negatively impacting Net Income / (Loss) are reflected as increases to Adjusted Net Income / (Loss).

Owned Dry Bulk Fleet Utilization(1)

	Nine-month period ended September 30,	Three-month period ended September 30,
	2025	2025
Owned Dry Bulk Fleet Available Days (*)	6,535	3,259
Owned Dry Bulk Fleet Utilization(*)	98.1%	98.4%

(*) Since late March 2025, when Costamare transferred to Costamare Bulkers the entities engaged in the dry bulk business.

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.